SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

G. WILLI-FOOD INTERNATIONAL LTD.
(Translation of registrant's name into English)

4 Nahal Harif St., Yavne, Israel 81106
(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F ☒    FORM 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES ☐    NO ☒

If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________.

EXPLANATORY NOTE

Attached hereto and incorporated by reference herein is amended and restated financial information for the quarter ended March 31, 2012 issued by G. Willi-Food International Ltd. on August 30, 2012.

G. Willi-Food International Ltd. (the “Company”) is submitting this Form 6-K to reflect the amendment and restatement of its consolidated statements of cash flows in its financial information for the quarter ended March 31, 2012. The Company has amended and restated its statements of cash flows for the year ended December 31, 2011 and for the quarter ended March 31, 2012 to reflect the correct classification of the change in the receivable balance related to the sale by the Company of its holdings in Shamir Salads (2006) Ltd. ("Shamir Salads") as a reconciling item to adjust net cash from operating activities.

After submitting its original financial information for the quarter ended March 31, 2012 on Form 6-K on May 31, 2012, the Company determined that in the Company's consolidated statements of cash flows for the year ended December 31, 2011, the Company inadvertently classified the increase in the receivable balance related to the sale of its holdings in Shamir Salads as a reconciling item to reduce net cash from operating activities. As a result, the Company's consolidated statements of cash flow for the quarter ended March 31, 2012 did not include proceeds generated from the sale.  The abovementioned adjustments have no impact on the Company's consolidated statements of financial position or its consolidated statements of income or its consolidated statements of changes in equity.

Except as required to reflect the effects of the restatement described above, the Company has not made any modifications or updates to the original financial information for the quarter ended March 31, 2012.

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the Registrant.

SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. WILLI-FOOD INTERNATIONAL LTD.

Dated: August 30, 2012	By:	/s/ Baruch Shusel
Name: Baruch Shusel
Title: Chief Financial Officer

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,	March 31,	December 31,
	2 0 1 2	2 0 1 1	2 0 1 2	2 0 1 1
	NIS		US dollars (*)
	(in thousands)
ASSETS

Current assets
Cash and cash equivalents	39,852	34,661	10,727	9,072
Financial assets carried at fair value through profit or loss	156,659	163,430	42,169	42,773
Trade receivables	71,275	57,628	19,186	15,082
Other receivables and prepaid expenses	5,746	15,720	1,547	4,113
Inventories	34,133	32,613	9,188	8,535
Total current assets	307,665	304,052	82,817	79,575

Non-current assets
Property, plant and equipment	61,526	61,401	16,562	16,069
Less -Accumulated depreciation	19,503	18,856	5,250	4,935
	42,023	42,545	11,312	11,134

Prepaid expenses	114	117	31	31
Goodwill	36	36	9	9
Deferred taxes	747	933	201	244
Total non-current assets	42,920	43,631	11,553	11,418

	350,585	347,683	94,370	90,993
EQUITY AND LIABILITIES

Current liabilities
Trade payables	27,734	25,683	7,465	6,722
Provisions	1,273	1,164	343	305
Current tax liabilities	1,348	3,837	363	1,004
Other payables and accrued expenses	3,316	4,551	893	1,190
Employees Benefits	1,732	1,613	466	422
Total current liabilities	35,403	36,848	9,530	9,643

Non-current liabilities
Employees Benefits	641	518	173	136
Total non-current liabilities	641	518	173	136

Shareholders' equity
Share capital NIS 0.10 par value
(authorized - 50,000,000 shares, issued and outstanding – 12,974,245 shares at March 31, 2012; 13,020,360 shares at December 31, 2011)	1,444	1,444	389	378
Additional paid in capital	129,846	129,809	34,953	33,972
Capital fund	247	247	65	65
Foreign currency translation reserve	648	587	174	154
Treasury shares	(10,843)	(10,141)	(2,919)	(2,654)
Retained earnings	193,199	188,371	52,005	49,299
	314,541	310,317	84,667	81,214

	350,585	347,683	94,370	90,993

(*)           Convenience translation into U.S. dollars

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended March 31,
	2 0 1 2	2 0 1 1	2 0 1 2	2 0 1 1
	NIS		US dollars (*)
	(in thousands, except per share and share data)

Sales	73,651	70,393	19,825	20,222
Cost of sales	57,975	52,407	15,606	15,055

Gross profit	15,676	17,986	4,219	5,167

Selling expenses	6,897	6,792	1,857	1,951
General and administrative expenses	4,120	4,893	1,109	1,406
Other Income	(66)	(34)	(18)	(10)

Total operating expenses	10,951	11,651	2,948	3,347

Operating income	4,725	6,335	1,271	1,820

Financial income	2,014	1,726	542	496
Financial expense	188	219	51	63

Income before taxes on income	6,551	7,842	1,762	2,253

Taxes on income	1,723	1,979	464	569

Profit from continuing operations	4,828	5,863	1,298	1,684
Profit from discontinued operations	-	313	-	90
Profit for the year	4,828	6,176	1,298	1,774

Attributable to:
Owners of the company	4,828	6,043	1,298	1,736

Non - controlling interests	-	133	-	38

Net income	4,828	6,176	1,298	1,774

Earnings per share data:
Earnings per share:

Earnings per share
Basic from continuing operations	0.37	0.43	0.10	0.12
Basic from discontinued operations	-	0.02	-	0.01
Basic earnings per share	0.37	0.45	0.10	0.13

Diluted from continuing operations	0.37	0.43	0.10	0.12
Diluted from discontinued operations	-	0.02	-	0.01
Diluted earnings per share	0.37	0.45	0.10	0.13

Shares used in computation of basic EPS	12,987,367	13,573,679	12,987,367	13,573,679

(*)	Convenience translation into U.S. dollars

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31,
	2 0 1 2	2 0 1 1	2 0 1 2	2 0 1 1
	NIS		US dollars (*)
	(in thousands)

Cash flows - operating activities
Profit from continuing operations	4,828	5,863	1,298	1,684
Adjustments to reconcile net income to net cash from continuing operating activities (Appendix)	(19,793)	(5,805)	(5,324)	(1,667)

Net cash from (used in) continuing operating activities	(14,965)	58	(4,026)	17

Net cash from discontinuing operating activities	-	687	-	197

Cash flows - investing activities
Acquisition of property plant and equipment	(281)	(348)	(76)	(100)
Proceeds from sale of property plant and Equipment	-	146	-	42
Additions to prepaid expenses, net	-	(13)	-	(4)
Proceeds from (used in) purchase of marketable securities, net	7,639	(4,443)	2,056	(1,276)

Net cash from (used in) continuing investing activities	7,358	(4,658)	1,980	(1,338)

Net cash from (used in) discontinued investing activities	13,500	(840)	3,634	(241)

Cash flows - financing activities
Investment in treasury stocks	(702)	-	(189)	-
Short-term bank credit, net	-	(738)	-	(212)

Net cash used in continuing financing activities	(702)	(738)	(189)	(212)
Net cash from discontinued financing activities	-	153	-	44

Increase (decrease) in cash and cash equivalents	5,191	(5,338)	1,399	(1,533)

Cash and cash equivalents at the beginning of the financial year	34,661	113,631	9,330	32,643

Cash and cash equivalents of the end of the financial year	39,852	108,293	10,729	31,110

(*)           Convenience Translation into U.S. Dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
APPENDIX TO CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Adjustments to reconcile net income to net cash from operating activities

	Three months ended March 31,
	2 0 1 2	2 0 1 1	2 0 1 2	2 0 1 1
	NIS		US dollars (*)
	(in thousands)

Deferred income taxes	187	(134)	50	(38)
Unrealized loss (gain) on marketable securities	(868)	42	(234)	12
Depreciation and amortization	873	690	235	198
Capital gain on disposal of property	(66)	-	(18)	-
Employees benefit, net	123	(4)	36	(1)
Stock based compensation reserve	37	-	9	-

Changes in assets and liabilities:
Increase in trade receivables and other receivables	(17,114)	(4,444)	(4,606)	(1,277)
Increase in inventories	(1,520)	(5,793)	(408)	(1,664)
Decrease (increase) in trade and other payables, and other current liabilities	(1,445)	3,838	(388)	1,103

	(19,793)	(5,805)	(5,324)	(1,667)

(*)           Convenience Translation into U.S. Dollars.

This information is intended to be reviewed in conjunction with the Company’s filings with the Securities and Exchange Commission.